3-1-02

1096208

02012121

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2002

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company's core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company's outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company's businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers' demand, including general economic conditions, industry trends, and increased competition in each of the Company's markets; the Company's ability to implement successfully its cost reduction program; the Company's intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Enel

CAMFIN S.p.A.

Press Release

ENEL-CAMFIN: STRATEGIC ALLIANCE IN ENVIRONMENTAL TECHNOLOGIES

- **Enel, through Corporate Venture Capital, will acquire a 10% stake in Cam Tecnologie**
- **Enel Green Power and Cam Tecnologie will form a 50/50 joint venture in the fields of wind and photovoltaic energy**
- **Pirelli Labs will partner Cam Tecnologie in advanced research for new-generation photovoltaic systems**

Rome, February 28, 2002 – Marco Tronchetti Provera, Chairman of the Camfin Group, and Franco Tatò, Chief Executive of the Enel Group, in his capacity as Chairman of Enel Capital, today sealed a strategic alliance for the joint development of initiatives in the fields of environmental technologies and renewable energy.

On the basis of this accord the Enel Group, through Corporate Venture Capital, will acquire a stake in Cam Tecnologie S.p.A., a subsidiary of Camfin S.p.A. The acquisition will take place through subscription of a reserved capital increase, with a total value of 6.015 million euros, as a result of which Enel Capital will hold 10% of Cam Tecnologie S.p.A.'s capital. The remaining 90% remains in the hands of Camfin S.p.A.

The aim of the transaction is to sustain Cam Tecnologie's international growth and its participation in projects in the field of renewable energy and related technologies, partly in collaboration with the Enel Group. Cam Tecnologie was chosen by Enel for its proven capacity to create significant technological innovations in the environmental field and for its international potential. The company is, in fact, already a world leader in the development and marketing of emulsified fuels, with a turnover of more than 40 million euros. Gecam – the white gas oil™, patented by Cam Tecnologie, constitutes the fastest and most effective answer to pollution from diesel engines and thermal power plants, allowing a significant reduction in fine dust (up to 70%) and nitrogen oxide emissions, without the need for modifying vehicles engines or power plant burners.

Further, the two Groups will create a 50/50 joint venture between Enel Green Power and Cam Tecnologie, in which 50 million euros will be invested. The joint venture's aim is to develop electricity production from renewable sources and related technologies

Franco Tatò, the Chief Executive Officer of Enel S.p.A. and Chairman of Enel Capital S.p.A., said: "The agreement with Cam Tecnologie confirms our intention to invest in innovative technologies for both energy and the environment".

"Through this strategic alliance we are aiming to develop new technologies for sustainable future energy systems and to promote Italian research at a global level. Thanks to the dedication of a first-rate team, Gecam demonstrated that it is possible to create economic value through technologies and products that deliver concrete solutions in the areas of the environment and energy," noted Marco Tronchetti Provera, Chairman of the Camfin Group.

In wind-driven energy, the joint venture will develop and launch, in 2003 and 2004, two wind farms of over 42 MW in Molise and Basilicata. These will then be contributed to the joint venture by Enel Green Power. This initiative has a special importance because it will raise Italy's production of wind energy which, according the Enea White Book, is expected to double from 700 MW in 2002 to 1,400 MW in 2006.

In the photovoltaic field, the joint venture will start up a photovoltaic module factory with two production lines and with a total annual capacity of 5 MW. The new factory will be situated in the technology park of Catania, where Enel Green Power is already present via Conphoebus, a company dedicated to the supply of specialized services and plants in the field of renewable energy, particularly in the wind and photovoltaic sector. The new modules will be based on amorphous silicon technology, which could potentially halve the cost of energy per KWh compared with traditional crystalline silicon. Industrial production will be launched after the conclusion of a feasibility study, now underway, and will be accompanied by the development of new, advanced devices, particularly for the integration of photovoltaic technology in construction.

Wind and photovoltaic energy are the technologies which have attained the highest level of technical and application development, as proven by annual growth rates of over 30%. They are also among the technologies with the greatest promise for the production of large-scale "clean" energy. To make renewable energy, and in particular photovoltaic technology, more competitive, the pursuit of innovation in production processes, greater investment in research and development, and the identification of new materials are fundamental.

In this area, Pirelli Labs, the Pirelli Group's center for advanced research, will guarantee Cam Tecnologie, above all, the continual development of the process of amorphous silicon production. Further, last year the Labs began research on the creation of solar cells based on innovative materials which, in the future, will constitute an alternative to conventional technologies. Enel Green Power, for its part, will contribute its experience as the world leader in renewable energy and the synergy stemming from its presence throughout Italy, as well as the expertise of Conphoebus. Thanks to the contribution of complementary skills, the new alliance will become a leader in the field of environmental technology.

Finally, the joint venture will be active in the mini-wind sector, with the installation of small plants at those points where network interconnection isn't feasible, and the hydroelectric field, with a focus on small-scale plants.

Enel

Press Release

Excluding Argentinian businesses and the Piacenza Football Club

ENEL BUYS 98.58% OF THE CAMUZZI GROUP FOR 1.043 BILLION EUROS

The Enel Group becomes the second-largest Italian player in both gas distribution and waste management

Rome, March 4, 2002 – Enel S.p.A. has bought 98.58% of the capital of Camuzzi Gazometri S.p.A. from Mill Hill Investments N.V. for a total of 1.043 billion euros.

The sale excludes the Camuzzi Group's Argentinian businesses, the Piacenza Football Club, the publishing and telecommunications activities, and real estate not related to the gas business. These will remain the property of Mill Hill.

The closing of the transaction, which supersedes the accord reached in October last year, is expected by the end of May, 2002, after the approval of the relevant authorities has been obtained.

Thanks to this acquisition, Enel consolidates its position as the second-largest player in Italy's gas distribution market, with over 1.7 million customers and more than 3 billion cubic meters of gas distributed.

Through this acquisition, which includes the transfer of Aimeri, Enel will also become the second-largest player in the waste-management sector (collection, treatment and disposal of solid urban and industrial waste) with about 140,000 tons of refuse treated (of which 90,000 is urban), and 1.7 million inhabitants served in 375 municipalities.

Ruggero Jannuzzelli and Fabrizio Garilli will remain in their respective offices of Honorary Chairman and Chairman of Camuzzi Gazometri S.p.A., while Ruggero Massimo Jannuzzelli will become Chairman of Plenia S.p.A.

Claudio Calabi will manage the Argentinian activities.

Lazard & C, ATKearney and Gianni Origoni Grippo & Partners were Enel's advisers in the transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:

Name: Avv.Claudio Sartorelli
Title: Secretary of Enel
Società per Azioni

Dated: March 8 , 2002